

May 27, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Daniel J. Schmechel
Chief Financial Officer
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102

> **Re:** **Ecolab Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-9328**

Dear Mr. Schmechel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the period ended December 31, 2015</u>

<u>Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 32</u>

1. We note your discussion and analysis of the changes in your income tax on page 37. Based on your effective tax rate reconciliation within Note 12, it appears there are other material factors impacting your income tax benefit/(expense) that should be included in MD&A so that readers can fully understand the variances and assess the continuing impact. For example, it appears that the differences on rates of foreign operations changed from a 6.1% decrease to your effective tax rate in 2014 to an 8.1% decrease to the effective tax rate in 2015 while the proportion of income before income taxes for your international operations remained at approximately 44% of total income before operations for both years. To the extent material factors in your foreign operations including changes in your jurisdictional mix of income may be impacting your effective

tax rate, please explain the changes and factors including whether you may expect these changes to continue. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

Venezuela, page 36

2. We note that your fourth quarter impairment charge included $85 million of intercompany receivables. Please confirm that you have written off all your Venezuelan intercompany receivables. If not, please quantify the amounts remaining on your balance sheet and provide us with your basis for such accounting.

3. If material, please disclose the nature (e.g., manufacturing, import activities) and size of any continued operations with your Venezuelan operations as well as any reasonably likely material effects of the Venezuelan economic situation on your results of operations and liquidity.

Segment Performance, page 39

4. Please expand your disclosures to quantify how much of the increase or decrease in revenue at the reportable segment level are due to volume of product or services provided, and/or average price. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

5. Please quantify the impact of factors disclosed as materially impacting operating income for each period presented at the segment level. Examples of some of the factors disclosed without quantification include:

   - In your Global Industrial segment "Fixed currency operating income growth in 2015 and the corresponding margin increase benefited from delivered product cost savings, synergies and pricing gains, which more than offset investments in the business."
   - In your Global Institutional segment "Fixed currency operating income in 2015 and the corresponding margin increase benefited from pricing gains, sales volume increases and delivered product cost savings, which more than offset investments in the business."
   - In your Global Energy segment "Fixed currency operating income reductions in 2015 and corresponding operating margin slippage were driven by sales volume declines and lower pricing, which more than offset delivered product costs savings and synergies."

   Please refer to Item 303(A)(3)(iii) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Special (Gains) and Charges, page 64

6. We note from your disclosure that you recorded a net charge of $56.3 million primarily made up of litigation related charges and the recognition of a loss on the sale of a portion of the Ecovation business, offset partially by the recovery of finds deposited into escrow as part of the Champion transaction. Please quantify for us the amount of litigation related charges you recognized and tell us the facts and circumstances that led to these charge. In providing your response please clarify whether the additional charges are related to any of the litigation matters disclosed in Note 15. In addition, with reference to your disclosures surrounding your escrow account activity, please explain how and why that activity impacted previously recorded asset and liability amounts as well as your results of operations.

Fair Value Measurements, page 75

5. We note from the disclosure included on page 67 that the company recognized an impairment of $24.7 million of certain production equipment and buildings within one of the Company's US plants during the year ended December 31, 2014. Please revise the notes to your financial statements to include all disclosures required by ASC 820-10-50-5 for assets and liabilities remeasured to fair value on a nonrecurring basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha for

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction